02028467

Companhia de Transmissão de Energia Elétrica Paulista

Data São Paulo, 10 de abril de 2002 Ref. CTEEP CT/F/01006/2002

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

02 APR 17 AM 11:0

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Gentleman/Madam:

We enclose herewith a translation of the Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of the Ordinary and Extraordinary General Shareholders Meetings for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Investor Relations Assistant

Enclosure: as above mentioned

Copy to: Ms. Glorinete Laurentino
The Bank of New York

Rua Bela Cintra, 847
Fone PABX: (0XX11) 3138 -7000
01415-000 – São Paulo - SP

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J. 02.998.611/0001-04

OPEN CAPITAL COMPANY

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

CALL NOTICE

As provided for in Articles 10 and 11 of the Bylaws, the Shareholders are called to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company to be held on April 26, 2002, at 09:00 a.m., at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

a) Accounts of the Administrators and Financial Statements as of the Fiscal Year of 2001;

b) Payment of dividends to the shareholders, distributed as follows:

   b.1) R$ 12,157,400.23 as interest on own capital, as provided for in article 32, paragraph 2 of the Bylaws;

   b.2) R$ 32,713,406.24 as additional dividends, regarding the income of the Fiscal Year of 2001;

c) Election of the members of the Board of Directors for a new term of office;

d) Election of the regular and alternate members of the Audit Committee;

e) Establishment of the remuneration of the Executive Committee, Board of Directors and Audit Committee members;

f) Other matters of corporate interest.

According to CVM Instructions No. 165/91 and No. 282/98, the least participation percentage in the capital stock necessary to require the multiple voting right will be 5% (five per cent).

São Paulo, March 11, 2002

Mauro Guilherme Jardim Arce
President of the Board of Directors